UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT

Commission File Number 000-54905

CAPSTONE FINANCIAL GROUP, INC.

(Exact name of registrant as specified in its charter)

8600 Transit Road

East Amherst, New York 14051

(866) 798-4478

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $.001 par value

(Title of each class of securities covered by this Form)

None

(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 115

Pursuant to the requirements of the Securities Exchange Act of 1934, Capstone Financial Group, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 30, 2016	By:	/s/ Darin Pastor
Darin Pastor
Chief Executive Officer